SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  May 2, 2007

By:   /s/Andrew M. Archibald

      Andrew M. Archibald, C.A.,

      Chief Financial Officer

 NYSE SYMBOL: ITP

               TSX SYMBOL: ITP

Intertape Polymer Group Inc. Announces 2007 First Quarter Results

•

Cost reduction program brings desired results

•

Fourth consecutive quarter of declining SG&A expense

Montréal, Québec and Bradenton, Florida – May 2, 2007 – Intertape Polymer Group Inc. (TSX: ITP; NYSE: ITP) (“IPG” or the “Company”) today released results for the first quarter ended March 31, 2007.  All dollar amounts are in US dollars unless otherwise indicated.

“The results of our most recent quarter reflect the benefits of the initiatives we implemented during the second half of 2006 to establish a platform for improvement in 2007. Our focus on realigning our costs within the realities of Intertape’s operating environment, along with lower raw material costs and better plant utilization resulted in quarter-over-quarter earnings improvement,” commented Interim Chief Executive Officer, H. Dale McSween.

Operating results

The net loss for the first quarter was $0.6 million or $0.01 per share, both basic and diluted, as compared to a net loss of $10.0 million or $0.24 per share, both basic and diluted, for the same period in 2006.

Adjusted net earnings, defined by the Company as net earnings (loss) excluding manufacturing facility closures, restructuring and other charges (on a net of tax basis) was $0.02 per share, both basic and diluted for the first quarter of 2007, as compared to adjusted net earnings of $0.03 per share, both basic and diluted for the first quarter of 2006, and an adjusted net loss of $0.21 per share, both basic and diluted, in the fourth quarter of 2006.

Adjusted net earnings is a non-GAAP financial measure that the Company is including because management believes it provides a better comparison of results for the periods presented since it does not take into account manufacturing facility closures, restructuring and other charges in each period.  Adjusted net earnings does not have any standard meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers.  A reconciliation of the Company’s adjusted net earnings to GAAP net earnings (loss) is included below.

Much of the quarter-over-quarter earnings improvement occurred in gross profits, with higher gross margins in the first quarter of 2007 compared to the fourth quarter of 2006.  There was also additional profit contribution from the continuing cost reduction efforts of the Company.

Cost reduction update

In the first quarter of 2007, the Company recorded manufacturing facility closures, restructuring and other charges totaling $2.4 million including approximately $1.4 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006.  Intertape has substantially completed its previously announced planned cost reduction initiatives of $28.0 million on an annualized basis.

During the first quarter the Company also incurred approximately $0.9 million in costs supporting the strategic alternatives process undertaken in October 2006 and $0.1 million in costs associated with the November 2006 closure of the Brighton manufacturing facility.

Sales

Sales for the first quarter were $186.8 million, a decrease of 11.9% from the $212.1 million recorded in the first quarter last year.  The decrease resulted from lower sales volume of approximately 9.5% compared to the first quarter of 2006 and lower selling prices during the same comparative periods.  The sales volume decline was primarily attributed to three factors.  Firstly, sales of the Company’s engineered coated products (ECP) experienced a substantial decline in the second half of 2006, due to its exposure to the soft residential construction market and weak demand for selected agriculture related products, a trend that continued into the first quarter. Secondly, Intertape’s customer account rationalization process which took place in the second half of 2006, particularly among consumer accounts where certain relationships were unprofitable or only marginally profitable resulted in lower year-over-year sales comparisons.  Finally, a decline in the sales volume of the Company’s North American tape products also dampened first quarter 2007 sales.

Lower selling prices were due to a decline in the cost of certain raw materials, most significantly resin plastic-based raw materials, as well as competitive pressures in certain of the Company’s product markets including stretch film and ECP.

Sales volumes in the first quarter of 2007 were essentially flat with those of the fourth quarter of 2006. Sales volumes increased in tape and film products by 2.8% but a continuing decline was experienced in the ECP product line, particularly in products that serve, or are dependent on, the North American housing construction market.

Gross profit

Gross profit for the first quarter totaled $27.5 million at a gross margin of 14.7%, as compared to gross profit of $34.0 million for the first quarter of 2006 at a gross margin of 16.0%. The Company posted significant quarter-over-quarter improvement as gross profit for the fourth quarter of 2006 was $22.8 million at a gross margin of 12.2%. This increase was a result of declining raw material costs, the cumulative impact of the manufacturing cost reductions that the Company has implemented, including the November 2006 closure of the Brighton manufacturing facility and with the completion of the inventory reduction initiative in the fourth quarter of 2006, a return to manufacturing production levels commensurate with sales levels.

Continued reduction in SG&A expenses

Selling, general and administrative expense (“SG&A”) was $18.3 million for the first quarter of 2007 (9.8% of sales), compared to $23.3 million for the first quarter a year ago (11.0% of sales).   The year-over-year decline in SG&A expenses is a result of the cost reduction initiatives begun in mid-2006 and for which the Company began to realize significant savings in the fourth quarter of 2006.

First quarter SG&A expenses of $18.3 million represents a decrease of $0.4 million from the expense level for the fourth quarter of 2006 and is the fourth consecutive quarter of declining SG&A.

Financial Position

Other assets and long-term debt each decreased by $7.3 million from December 31, 2006 to March 31, 2007 due to a change in accounting policies resulting from the application of the Canadian Institute of Chartered Accountants Handbook: Section 3855-Financial Instruments-Recognition and Measurement.

EBITDA

EBITDA was $14.0 million for the first quarter compared to ($0.5) million for the corresponding period a year ago. Adjusted EBITDA was $16.4 million versus $17.0 million last year. The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by Canadian or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA and Adjusted EBITDA reconciliation table below.

Cash flow

Cash flows from operations before changes in non-cash working capital items were $7.8 million for the first quarter, compared to $9.6 million for the first quarter last year. The first quarter of 2007 compared to the first quarter of 2006 decrease in cash flows from operating activities before changes in non-cash working capital items was the result of lower profitability in 2007, exclusive of non-cash charges in connection with manufacturing facility closures, restructuring and other changes in the first quarter of 2006.

Non-cash working capital items used $1.5 million in cash flows for the three months ended March 31, 2007 compared to using $3.3 million in cash during the same three month period in 2006. The lower cash usage from non-cash working capital items in the most recent quarter was primarily a result of a positive cash flow of $12.9 million from accounts payable and accrued liabilities, compared to a cash usage ($4.9) million in the same period last year. Trade accounts receivables rose during the first quarter, due to the timing of customer sales, while inventories were also higher quarter-over-quarter, driven by raw material pre-buying in anticipation of increasing raw material prices.

Cash flows from operations were unchanged at $6.3 million in the first quarter of 2007 compared to the same period last year. Cash flows used in investing activities were $5.2 million in the first quarter of 2007, down from $6.0 million in the first quarter of 2006, as a result of slightly lower capital expenditures in 2007.

The Company decreased total indebtedness during the first quarter by $14.1 million compared to $0.7 million in the corresponding quarter last year. The decrease in 2007 was due to a $15.6 million excess cash flow prepayment. A portion of excess cash flow as defined in the Company’s loan agreement must be used to reduce the principal outstanding on the Company’s $179.4 million term loan within 90 days of year-end.  The payment was required as a result of the Company’s improved cash flows in 2006.

The Company's cash on hand, coupled with the availability pursuant to its revolving credit facilities, as at March 31, 2007, provides the Company with sufficient liquidity for conducting its normal business operations.  The Company's ability to draw on its revolving credit facilities is based on meeting certain criteria set forth in its Credit Agreement.  As at March 31, 2007, the Company's compliance with its financial covenants permitted the utilization of its revolving credit facility up to $34.3 million. As at June 30, 2007, several of the financial covenant ratios will become more stringent than the ratios in place as at March 31, 2007.  The Company will monitor its compliance with these financial covenant ratios and, if necessary, the Company will seek to obtain appropriate accommodations from its lenders with respect to such covenants.

Outlook

“We are pleased with the improved results that our operating teams delivered in the first quarter. In the second quarter we expect improved efficiencies in some of our key plants as well as continued benefits from the Company’s lower SG&A structures. However, in the first quarter and into the second quarter of 2007 we are experiencing rising costs for polyethylene and polypropylene resins. This trend is forecast to continue through the second quarter and could exert pressure on our gross margins for the period,” commented Mr. McSween.

Non-GAAP Information

This release contains certain non-GAAP financial measures, including adjusted net earnings, EBITDA and Adjusted EBITDA. The Company believes the inclusion of such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations by excluding the impact of items not related to the Company's ongoing core business operations, improve the period-to-period comparability of the Company's results from its core business operations, and are used by management and the Company’s investors in evaluating the Company’s performance. In particular, the Company’s covenants contained in the credit agreement with its lenders require certain debt to Adjusted EBITDA ratios be maintained. The Company has provided reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

“Adjusted net earnings” does not have any standardized meaning prescribed by Canadian or U.S. GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. “Adjusted net earnings” is defined by the Company as net earnings (loss) (as reported) less manufacturing facility closure costs, restructuring and other charges (on a net of tax basis). A reconciliation of GAAP net earnings (loss) to adjusted net earnings is set forth below.

Reconciliation of Net Earnings (Loss) to Adjusted Net Earnings
For the three months ended March 31,
(in millions of US dollars)	2007	2006
	$	$
Net loss – as reported	(0.6)	(10.0)
Add back: Manufacturing facility closures, restructuring and other charges (net of tax)	1.5	11.0
Adjusted Net Earnings	0.9	1.0
Earnings (loss) per share:
Basic – as reported	(0.01)	(0.24)
Basic – adjusted	0.02	0.03
Diluted – as reported	(0.01)	(0.24)
Diluted – adjusted	0.02	0.03

The terms EBITDA and Adjusted EBITDA do not have any standardized meanings prescribed by Canadian or U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. The Company defines EBITDA as earnings (loss) before interest, taxes, depreciation and amortization, and amortization of other intangibles and capitalized software costs, and Adjusted EBITDA as EBITDA plus manufacturing facility closures, restructuring and other charges. A reconciliation of the Company’s EBITDA and Adjusted EBITDA, non-GAAP financial measures, to GAAP net earnings (loss) is set out in the table below.

Reconciliation of EBITDA and Adjusted EBITDA to Net Earnings (Loss)
For the three months ended March 31,
( in millions of US dollars)	2007	2006
	$	$
Net loss – as reported	(0.6)	(10.0)
Add back (deduct): Financial expenses, net of amortization	6.0	6.4
Income taxes recovery	(0.4)	(5.7)
Depreciation and amortization	9.0	8.8
EBITDA	14.0	(0.5)
Manufacturing facility closures, restructuring and other charges	2.4	17.5
Adjusted EBITDA	16.4	17.0

 (All figures in US Dollars, unless otherwise stated; March 31, 2007 exchange rate: Cdn 1.1529 equals U.S. $1.00)

Conference Call

A conference call to discuss IPG’s 2007 first quarter will be held Wednesday, May 2, 2007 at 10 A.M. Eastern Time. Participants may dial 1-800-814-4859 (U.S. and Canada) and 1-416-646-3095 (International).

You may access a replay of the call by dialing 1-877-289-8525 (U.S. and Canada), or 1-416-640-1917 (International), and entering the passcode 21231199#. The recording will be available from Wednesday, May 2, 2007 at 12:00 P.M. until Wednesday, May 9 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use.  Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives, are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. These forward looking statements include unknown risks and uncertainties, including the results of the review of strategic alternatives by the Company and whether any transaction will be completed as a result thereof, disruption of normal management and business operations as a result of these activities, reliance on key personnel who may separate from the Company due to general attrition or due to uncertainties created by these activities, whether a new chief executive officer will be identified and appointed, and such other matters as contained in the Company's filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Therefore, future events and results may vary significantly from what management currently foresees. You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time. This release contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, Adjusted EBITDA, and free cash flow.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

FOR INFORMATION CONTACT:

Dale McSween

Interim Chief Executive Officer

Intertape Polymer Group Inc.

Tel.: 866-202-4713

E-mail:itp$info@itape.com

Web:www.intertapepolymer.com

Selected Financial Information

Intertape Polymer Group Inc.
Consolidated Earnings
Three month periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)
	March 31,
	2007	2006
	$	$

Sales	186,835	212,108
Cost of sales	159,370	178,122
Gross profit	27,465	33,986

Selling, general and administrative expenses	18,321	23,250
Stock-based compensation expense	454	525
Research and development	1,025	1,680
Financial expenses	6,294	6,717
Manufacturing facility closures, restructuring
and other charges	2,369	17,502
	28,463	49,674
Loss before income taxes	(998)	(15,688)
Income taxes recovery	(428)	(5,699)
Net loss	(570)	(9,989)

Loss per share
Basic	(0.01)	(0.24)

Diluted	(0.01)	(0.24)

Consolidated Retained Earnings (Deficit)
Three month periods ended
(In thousands of US dollars)
(Unaudited)
	March 31,
	2007	2006
	$	$
Balance, beginning of period	(59,532)	107,161
Adjustment to beginning balance as a result of changes
in accounting policies	443
Adjusted balance, beginning of period	(59,089)	107,161
Net loss	(570)	(9,989)
Balance, end of period	(59,659)	97,172

Weighted average number of common shares outstanding

Cdn GAAP - Basic	40,986,940	40,964,630
Cdn GAAP - Diluted	40,986,940	40,964,630
US GAAP - Basic	40,986,940	40,964,630
US GAAP - Diluted	40,986,940	40,964,630

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Three months periods ended
(In thousands of US dollars, except per share amounts)
(Unaudited)
	March 31,
	2007	2006
	$	$

Net loss	(570)	(9,989)
Other comprehensive income:
Change in fair value of interest rate swap
agreements, net of income tax recovery of
$161	(274)
Change in accumulated currency translation
adjustments	2,130	1,047
Other comprehensive income for the period	1,856	1,047
Comprehensive income (loss)	1,286	(8,942)

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As at
(In thousands of US dollars)

	March 31, 2007	December 31, 2006
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	4,419	17,299
Trade receivables, net of allowance for doubtful accounts of $7,208
($6,457 in December 2006)	105,019	97,199
Other receivables	1,765	1,900
Inventories	82,885	75,379
Parts and supplies	12,343	12,090
Prepaid expenses	3,448	3,912
Future income taxes	13,689	13,689
	223,568	221,468
Property, plant and equipment	320,571	322,867
Other assets	21,553	26,901
Future income taxes	57,618	57,404
Goodwill	64,392	63,746
	687,702	692,386

LIABILITIES
Current liabilities
Bank indebtedness	3,171
Accounts payable and accrued liabilities	94,497	81,467
Installments on long-term debt	3,165	19,743
	100,833	101,210
Long-term debt	302,981	310,734
Pension and post-retirement benefits	6,849	6,724
	410,663	418,668
SHAREHOLDERS' EQUITY
Capital stock	287,323	287,323
Contributed surplus	10,240	9,786

Retained earnings (deficit)	(59,659)	(59,532)
Accumulated other comprehensive income	39,135	36,141
	(20,524)	(23,391)
	277,039	273,718
	687,702	692,386

Intertape Polymer Group Inc.
Consolidated Cash Flows
Three months periods ended
(In thousands of US dollars)
(Unaudited)
	March 31,
	2007	2006
	$	$
OPERATING ACTIVITIES
Net loss	(570)	(9,989)
Non-cash items
Depreciation and amortization	8,710	8,849
Amortization of debt issue expenses	249
Loss on disposal of property, plant and equipment	59
Other non-cash charges in connection with manufacturing
facility closures, restructuring and other charges		16,117
Future income taxes	(602)	(5,915)
Stock-based compensation expense	454	525
Pension and post-retirement benefits funding in excess
of amounts expensed	(490)
Cash flows from operations before changes
in non-cash working capital items	7,810	9,587
Changes in non-cash working capital items
Trade receivables	(7,544)	5,086
Other receivables	143	1,199
Inventories	(7,196)	(4,507)
Parts and supplies	(227)	(270)
Prepaid expenses	464	147
Accounts payable and accrued liabilities	12,894	(4,944)
	(1,466)	(3,289)
Cash flows from operating activities	6,344	6,298
INVESTING ACTIVITIES
Property, plant and equipment	(5,466)	(6,037)
Proceeds on sale of property, plant and equipment	10
Other assets	573	321
Goodwill	(300)	(298)
Cash flows from investing activities	(5,183)	(6,014)
FINANCING ACTIVITIES
Net change in bank indebtedness	3,171
Repayment of long-term debt	(17,421)	(684)
Long-term debt	177
Issue of common shares		128
Cash flows from financing activities	(14,073)	(556)
Net decrease in cash and cash equivalents	(12,912)	(272)
Effect of currency translation adjustments	32	26
Cash and cash equivalents, beginning of period	17,299	10,134
Cash and cash equivalents, end of period	4,419	9,888